Exhibit: 99.5

RNS Number : 5262E

Unilever PLC

07 July 2021

07 July 2021

Unilever PLC (the “Company”) announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares
Date of purchases:		07 July 2021
Number of ordinary shares purchased:		14,111
Highest price paid per share:		GBp 4,291.5000
Lowest price paid per share:		GBp 4,274.0000
Volume weighted average price paid per share:		GBp 4,282.8227

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 6 May 2021, as announced on that date.

Following the purchase of these shares, Unilever holds 18,811,491 of its ordinary shares in treasury and has 2,610,432,281 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBp)	Aggregated volume (shares)
LSE	4,282.8227	14,111
BATS	0.0000	0
Chi-X	0.0000	0
Turquoise	0.0000	0

Media Enquires:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is detailed below:

Quantity	Price	LastMkt	ExecutionTime
417	4,276.00	LSE	08:11:53
443	4,274.00	LSE	08:12:25
424	4,277.00	LSE	08:13:59
442	4,282.50	LSE	08:15:44
42	4,282.50	LSE	08:16:38
374	4,282.50	LSE	08:16:38
47	4,281.00	LSE	08:18:00
358	4,281.00	LSE	08:18:00
424	4,279.50	LSE	08:19:15
208	4,278.00	LSE	08:22:00
200	4,278.00	LSE	08:22:00
367	4,276.50	LSE	08:25:51
396	4,277.00	LSE	08:27:54
394	4,276.50	LSE	08:29:41
24	4,274.50	LSE	08:30:57
338	4,274.50	LSE	08:30:57
439	4,276.00	LSE	08:32:23
220	4,274.00	LSE	08:34:29
377	4,276.00	LSE	08:38:15
140	4,277.00	LSE	08:41:15
273	4,277.00	LSE	08:41:15
14	4,277.00	LSE	08:41:15
422	4,279.50	LSE	08:43:54
448	4,281.00	LSE	08:46:01
14	4,280.00	LSE	08:46:14
108	4,280.00	LSE	08:46:14
30	4,280.00	LSE	08:46:14
138	4,280.00	LSE	08:46:14
122	4,280.00	LSE	08:46:14
385	4,285.00	LSE	08:50:00
426	4,287.00	LSE	08:50:59
436	4,287.00	LSE	08:51:27
190	4,286.50	LSE	08:59:03
199	4,286.50	LSE	08:59:03
50	4,286.00	LSE	08:59:48
180	4,286.00	LSE	08:59:48
50	4,286.00	LSE	08:59:48
368	4,287.00	LSE	08:59:48
432	4,288.50	LSE	09:02:56
3	4,288.00	LSE	09:03:49

429	4,288.00	LSE	09:03:49
428	4,291.50	LSE	09:05:13
380	4,291.00	LSE	09:05:15
5	4,291.00	LSE	09:05:15
381	4,288.50	LSE	09:06:04
275	4,290.50	LSE	09:07:03
125	4,290.50	LSE	09:07:03
197	4,290.50	LSE	09:09:21
230	4,290.00	LSE	09:09:21
114	4,290.50	LSE	09:09:21
311	4290.5000	LSE	09:09:21
427	4289.5000	LSE	09:12:12
447	4289.0000	LSE	09:14:11